UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                       Brainstorm Cell Therapeutics Inc.
      --------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.00005 per share
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   10501E 10 2
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                               Daniel Sekel, Adv.
                        Ramot at Tel Aviv University Ltd.
                         Tel Aviv University, Ramat Aviv
                                Tel Aviv, Israel
                                 +972-3-604-3400
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 4, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               (Page 1 of 9 pages)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No.  10501E 10 2                                Page   2   of   10   Pages
           -----------                                     -----    ------
--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON: Ramot At Tel-Aviv University Ltd.

          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |_|
           (b) |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Israel
-------------------------------------- ---------- ------------------------------
               NUMBER OF                   7      SOLE VOTING POWER
                SHARES
             BENEFICIALLY                         6,363,849
            OWNED BY EACH
               REPORTING
              PERSON WITH
-------------------------------------- ---------- ------------------------------
                                           8      SHARED VOTING POWER

                                                  0
-------------------------------------- ---------- ------------------------------
                                           9      SOLE DISPOSITIVE POWER

                                                  6,363,849
-------------------------------------- ---------- ------------------------------
                                          10      SHARED DISPOSITIVE POWER

                                                  0
--------- ----------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,363,849
--------- ----------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------- ----------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.2%
--------- ----------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT*

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No.  10501E 10 2                                Page   3   of   10   Pages
           -----------                                     -----    ------
--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON: The Tel Aviv University Economic
          Corporation Ltd.

          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |_|
           (b) |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Israel
-------------------------------------- ---------- ------------------------------
               NUMBER OF                    7      SOLE VOTING POWER
                SHARES
             BENEFICIALLY                          6,363,849
            OWNED BY EACH
               REPORTING
              PERSON WITH
-------------------------------------- ---------- ------------------------------
                                           8      SHARED VOTING POWER

                                                  0
-------------------------------------- ---------- ------------------------------
                                           9      SOLE DISPOSITIVE POWER

                                                  6,363,849
-------------------------------------- ---------- ------------------------------
                                          10      SHARED DISPOSITIVE POWER

                                                  0
--------- ----------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,363,849
--------- ----------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------- ----------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.2%
--------- ----------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          CO;HC
--------- ----------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT*

--------------------------------------------------------------------------------
CUSIP No.  10501E 10 2                                Page   4   of   10   Pages
           -----------                                     -----    ------
--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON: Tel-Aviv University

          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |_|
           (b) |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Israel
-------------------------------------- ---------- ------------------------------
               NUMBER OF                   7      SOLE VOTING POWER
                SHARES
             BENEFICIALLY                         6,363,849
            OWNED BY EACH
               REPORTING
              PERSON WITH
-------------------------------------- ---------- ------------------------------
                                           8      SHARED VOTING POWER

                                                  0
-------------------------------------- ---------- ------------------------------
                                           9      SOLE DISPOSITIVE POWER

                                                  6,363,849
-------------------------------------- ---------- ------------------------------
                                          10      SHARED DISPOSITIVE POWER

                                                  0
--------- ----------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,363,849
--------- ----------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------- ----------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.2%
--------- ----------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          CO;HC
--------- ----------------------------------------------------------------------

CUSIP No. 10501E 10 2                                         Page 5 of 10 Pages

Item 1. Security and Issuer

This statement relates to the Common Stock, $.00005 Par Value, and Warrants of Brainstorm Cell Therapeutics Inc. ("Issuer"). The Issuer's principal executive offices are located at 1350 Avenue of the Americas, New York, NY 10019.

Item 2. Identity and Background

The reporting persons are: Ramot at Tel Aviv University Ltd. ("Ramot"), The Tel-Aviv University Economic Corporation Ltd. ("Economic Corp"), and Tel Aviv University.

Economic Corp. controls Ramot through its ownership of 100% of the issued and outstanding share capital of Ramot. Tel-Aviv University controls Economic Corp. through its ownership of 100% of the issued and outstanding share capital of Economic Corp.

Ramot, Economic Corp and Tel-Aviv University are sometimes hereinafter referred to as the "Reporting Persons". A copy of their agreement in writing to file this statement on behalf of each of them is attached hereto as Exhibit 1.


1. Ramot. Ramot is a corporation organized under the laws of the state of Israel. The principal business of Ramot is to act as the technology transfer company of Tel-Aviv University. Ramot's principal executive offices are located at Tel Aviv University, 32 Haim Levanon St., Ramat Aviv, Israel. Ramot is controlled by Economic Corp., which owns 100% of the share capital of Ramot.

(d) and (e): During the past five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      The following entities may be deemed to control Ramot:

2. Economic Corp. Economic Corp. is a corporation organized under the laws of the state of Israel. The principal business of Economic Corp. is to act as the parent holding company of Ramot. Economic Corp's principal executive offices are located at Tel-Aviv University, 32 Haim Levanon St., Ramat Aviv, Israel. Economic Corp. is controlled by Tel-Aviv University, which owns 100% of the share capital of Economic Corp.

3. Tel-Aviv University is one of Israel's leading universities, and is organized as an Institute for Higher Education under the Council for Higher Education Law, 1958. Tel-Aviv University's principal offices are located at 32 Haim Levanon St., Ramot Aviv, Israel.

CUSIP No. 10501E 10 2                                         Page 6 of 10 Pages

Item 3. Source and Amount of Funds or Other Consideration

            The securities reported herein are warrants to purchase 6,363,849 shares of common stock of the Issuer at an exercise price of $0.01 per share (the "Warrants"). The Warrants were issued to Ramot effective November 4, 2004, will become exercisable in full on November 4, 2005 and will remain exercisable until November 4, 2010. The Warrants were issued pursuant to a Research and License Agreement between the Issuer and Ramot dated July 8, 2004 (the "License Agreement"). Pursuant to Section 7.2 of the License Agreement, the Issuer agreed to issue to Ramot and its designees, warrants to purchase 29% of the Issuer's issued and outstanding shares of capital stock on a fully diluted and as converted basis as of the date on which it completed an investment of an aggregate of $750,000. This investment was completed effective November 4, 2004 and, as a result, Ramot received warrants to purchase a total of 10,606,415 shares representing 29% of the Issuer's issued and outstanding shares of capital stock as of such date on a fully diluted and as converted basis. Pursuant to the License Agreement, Ramot instructed the Issuer to issue warrants to purchase 4,242,566 shares of the Issuer's common stock to certain designees and to issue the remaining warrants to purchase 6,363,849 shares of common stock (the Warrants) to Ramot.

CUSIP No. 10501E 10 2                                         Page 7 of 10 Pages

Item 4. Purpose of Transaction.

      The Warrants were received as consideration pursuant to the Research and License Agreement and are being held for general investment purposes.

      The Reporting Persons do not presently have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries;
(ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (iv) any material change in the present capitalization or dividend policy of the Issuer;
(v) any other material change in the Issuer's business or corporate structure,
(vi) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

      (a) As of the date of this filing, the Reporting Persons are the beneficial owners of an aggregate of 6,363,849 shares of Common Stock representing 22.2% of the total class outstanding.

      (b) Ramot has the sole voting and dispositive power with respect to the 6,363,849 shares of the Common Stock underlying the Warrant.

      (c) Not applicable.

      (d) Not applicable.

      (e) Not applicable.

CUSIP No. 10501E 10 2                                         Page 8 of 10 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      On November 2, 2005 Ramot, the Economic Corporation and Tel Aviv University entered into a Joint Filing Agreement with respect to the Warrants. Under the Joint Filing Agreement the parties consented to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto.

      On March 21, 2005, Ramot entered into lock up agreements with the Issuer with respect to the Warrants. Under the lock-up agreements, Ramot may not transfer its securities to anyone other than permitted transferees without the prior consent of the Issuer's Board of Directors, for the period of time as follows: (i) eighty-five percent (85%) of the securities shall be restricted from transfer for the twenty-four month period following July 8, 2004 and (ii) fifteen percent (15%) of the securities were restricted from transfer for the twelve month period following July 8, 2004.

      In accordance with the License Agreement and the Warrants, the Issuer has agreed to use reasonable best efforts to register the shares underlying the Warrants (whether by demand, piggy back registration or otherwise) by no later than twenty-one (21) months from July 8, 2004 (the execution date of the License Agreement) and agreed to maintain the effectiveness of a registration statement covering such shares until the earlier of (i) the time at which all of the shares underlying the warrant then held by the Holder could be sold in any 90 day period pursuant to Rule 144 under the Securities Act or (ii) the expiration date of the warrant. These registration rights will be set forth fully in a separate registration rights agreement to be entered into between Ramot and the Issuer which agreement shall include customary provisions regarding, inter alia, indemnification by the Issuer of the holder.

      To the knowledge of the Reporting Persons on the date hereof, except to the extent set forth above the Reporting Persons do not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

EXHIBIT     DESCRIPTION
-------     -----------

1 Form of Joint Filing Agreement, dated as of November 1, 2005 between Ramot at Tel-Aviv University Ltd., The Tel Aviv University Economic Corporation Ltd. and The Tel Aviv
            University Economic Corporation Ltd.

2 Form of Warrant to purchase common stock dated as of November 4, 2004 issued pursuant to research and license agreement with Ramot at Tel-Aviv University Ltd. (incorporated by reference to Exhibit 4.07 of Amendment No. 1 to Issuer's Current Report on Form 8-K/A filed February 14, 2005).

3 Research and License Agreement, dated as of July 8, 2004, between Ramot at Tel-Aviv University Ltd. and the Issuer (incorporated by reference to Exhibit to Current Report on Form 8-K dated July 8, 2004).

4 Lock-up Agreement, dated as of March 21, 2005, between certain security holders and the Company (incorporated by reference to Current Report on Form 8-K dated March 21, 2005).

CUSIP No. 10501E 10 2                                         Page 9 of 10 Pages

                                    SIGATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      This Schedule may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  November 4, 2005       Ramot at Tel Aviv University Ltd.

        Tel Aviv, Israel

                               By: /s/ Yehuda Niv
                                   ----------------------------------
                               Name: Yehuda Niv
                               Title: CEO

                               By: /s/ Ronen Cohen
                                   ----------------------------------
                               Name: Ronen Cohen
                               Title: CFO

Dated:  November 2, 2005       The Tel Aviv University Economic Corporation Ltd.

        Tel Aviv, Israel

                               By: /s/ Dov Lautman
                                   ----------------------------------
                               Name: Dov Lautman
                               Title: Chairman

                               By: /s/ Prof. Itamar Rabinovich
                                   ----------------------------------
                               Name: Prof. Itamar Rabinovich
                               Title:  Director

Dated:  November 2, 2005       Tel Aviv University

        Tel Aviv, Israel
                               By: /s/ Prof. Gideon Langholz
                                   ----------------------------------
                               Name: Prof. Gideon Langholz
                               Title: Director-General

                               By: /s/ Amos Laser
                                   ----------------------------------
                               Name: Amos Laser
                               Title: Head of Budget and Economy Unit

CUSIP No. 10501E 10 2                                        Page 10 of 10 Pages


                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D


         The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Brainstorm Cell Therapeutics Inc., and affirm that this Schedule 13D is being filed on behalf of each of the undersigned. This agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.



Dated:  November 2, 2005       Ramot at Tel Aviv University Ltd.

        Tel Aviv, Israel
                               By: /s/ Yehuda Niv
                                   ----------------------------------
                               Name: Yehuda Niv
                               Title: CEO

                               By: /s/ Ronen Cohen
                                   ----------------------------------
                               Name: Ronen Cohen
                               Title: CFO

Dated:  November  2, 2005      The Tel Aviv University Economic Corporation Ltd.

        Tel Aviv, Israel
                               By: /s/ Dov Lautman
                                   ----------------------------------
                               Name: Dov Lautman
                               Title: Chairman

                               By: /s/ Prof. Itamar Rabinovich
                                   ----------------------------------
                               Name: Prof. Itamar Rabinovich
                               Title: Director

Dated:  November 2, 2005       Tel Aviv University

        Tel Aviv, Israel
                               By: /s/ Prof. Gideon Langholz
                                   ----------------------------------
                               Name: Prof. Gideon Langholz
                               Title: Director-General


                               By: /s/ Amos Laser
                                   ----------------------------------
                               Name: Amos Laser
                               Title: Head of Budget and Economy Unit

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).